FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2008

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

 Compañia de Minas Buenaventura Announces
Third Quarter 2008 Results

Lima, Peru, October 30, 2008 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company announced today its results for the third quarter 2008. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated:

“Net income in 3Q08 was US$100.6 million, or US$0.40 per ADS, in-line with the figure reported in 3Q07.

Operating income in the third quarter was US$71.4 million, 20% lower than the figure reported in 3Q07, while EBITDA from Buenaventura’s direct operations totaled US$91.3 million, 16% lower than the figure achieved in 3Q07. This decrease is explained by the higher costs reported at some of the Company’s mines, as well as a decrease in several metal prices. Yanacocha’s better performance in terms of production and profits, partially offset Buenaventura’s direct operations results as well as Cerro Verde’s lower contribution in 3Q08, best explained by a decrease in copper prices, resulting in a 4% decline in total EBITDA.”

Financial Highlights (in millions of US$, except EPS figures):

	3Q08	3Q07	Var%	9M08	9M07	Var%
Total Revenues	207.6	195.8	6%	650.2	548.2	19%
Operating Income	71.4	88.8	-20%	266.8	260.9	2%
EBITDA (BVN Direct Operations)	91.3	108.9	-16%	328.1	305.7	7%
EBITDA (inc. Yanacocha and Cerro Verde)	229.3	238.4	-4%	874.6	636.4	37%
Net Income	100.6	99.9	1%	159.3	154.7	3%
EPS*	0.40	0.39	1%	0.63	0.61	3%

(*) The number of outstanding shares after the stock split is 254,442,328.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2008 Results

Operating Revenue

During 3Q08, net sales were US$195.3 million, a 4% increase when compared to the US$188.2 million reported in 3Q07 mainly due to a 17% increase in the volume of gold sold, as well as a 26% increase in the realized prices of gold.
This was partially offset by a decrease in the volume of silver and zinc sold, as well as lower zinc and lead prices.

Royalty income during 3Q08 totaled US$12.2 million, a 61% increase when compared to the US$7.6 million reported in 3Q07. This was due to higher sales at Yanacocha.

Operating Highlights	3Q08	2Q07	Var%	9M08	9M07	Var%
Net Sales (in millions of US$)	195.3	188.2	4%	611.6	520.5	18%
Average Realized Gold Price Gold (US$/oz)*	898	708	27%	906	628	44%
Average Realized Gold Price (US$/oz) inc. Yanacocha	875	692	26%	900	652	38%
Average Realized Silver Price (US$/oz)*	14.73	12.62	17%	16.49	13.00	27%
Average Realized Lead Price (US$/MT)*	1,827	3,153	-42%	2,170	2,679	-19%
Average Realized Zinc Price (US$/MT)*	1,750	3,153	-45%	2,061	3,477	-41%
Average Realized Copper Price (US$/MT)*	7,571	7,680	-1%	7,990.12	7,264	10%
(*) Buenaventura Direct Operations

Equity Sales Content
	3Q08	3Q07	Var%	9M08	9M07	Var%
Gold (in oz)*	108,907	92,969	17%	281,462	292,889	-4%
Gold (in oz) inc. Yanacocha	300,316	250,070	20%	897,012	784,695	14%
Silver (in oz)*	3,979,327	4,494,822	-11%	12,443,303	12,323,505	1%
Lead (in MT)*	11,434	10,720	7%	27,690	30,861	-10%
Zinc (in MT)*	18,573	19,755	-6%	61,733	55,057	12%
Copper (in MT)*	2,333	41	5646%	5,722	107	5265%
(*) Buenaventura Direct Operations

Net sales for the nine-month period 2008 were US$611.6 million, a 18% increase compared to the same period of 2007 (US$520.5 million), while royalty income was US$38.6 million, a 73% increase when compared to US$22.3 million in the comparable period of 2007.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2008 Results

Production and Operating Costs

Buenaventura’s equity production1  during 3Q08 was 106,161 ounces of gold, 3% higher than the 102,982 ounces reported in 3Q07; and 3,682,022 ounces of silver, a 6% decrease when compared to the 3,936,760 ounces reported in 3Q07.

Equity production1 for the accumulated nine-month period was 308,683 ounces of gold and 11,557,431 ounces of silver. This represented an increase of 5% in gold production (295,034 ounces in 2007), and a 10% increase in silver production compared to 2007 (10,541,795 ounces).

Equity Production[1]
	3Q08	3Q07	Var%	9M08	9M07	Var%
Gold (oz)	106,161	102,982	3%	308,683	295,034	5%
Gold (oz) inc. Yanacocha	302,028	265,862	14%	915,859	772,525	19%
Silver (oz)	3,682,022	3,936,760	-6%	11,557,431	10,541,795	10%
Lead ( MT)	6,641	5,909	12%	18,148	16,562	10%
Zinc ( MT)	10,410	10,967	-5%	32,733	28,409	15%
Copper (MT) inc. Cerro Verde	15,900	14,406	10%	46,823	35,806	31%

At Orcopampa (100%), total gold production in 3Q08 was 73,342 ounces, a 5% increase when compared to the 69,983 ounces reported in 3Q07 (Appendix 2). Accumulated gold production was 205,557 ounces, a 3% increase when compared to 2007 (198,788 ounces).

Cash operating costs during 3Q08 were US$248/oz, 48% higher when compared to 3Q07 (US$167/oz). This was explained by:

1.	Higher contractor expenses due to an increase in exploration labor and fees
2.	An increase in reagent consumption for the new plant to treat old tailings
3.	Higher energy prices
4.	Five-day (July) stoppage due to a road blockade

At Poracota, gold production in 3Q08 was 11,297 ounces, while cash operating costs were US$621/oz.

Total royalties paid to the government at both Orcopampa and Poracota in 3Q08 were US$2.5 million.

At Uchucchacua (100%), total silver production during 3Q08 was 2,583,873 ounces, a 4% decrease when compared to 3Q07 (2,685,812 oz), mainly due to a 10% decrease in the ore grade despite a 7% increase in the recovery rate (Appendix 2). Likewise, zinc production increased 46% (3,236 MT in 3Q08 vs. 2,210 MT in 3Q07), while lead production increased 31% (3,144 MT in 3Q08 vs. 2,398 MT in 3Q07).

Accumulated production for the nine-month period 2008 was 8,382,673 ounces of silver, 22% higher than in 2007 (6,860,183 oz); 8,439 MT of zinc, an increase of 83% when compared to 2007 (4,623 MT) and 8,327 MT of lead, 46% higher than in 2007 (5,702 MT).

1 Production includes 100% of operating units, 100% of CEDIMIN and 34.91% of El Brocal.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2008 Results

Cash operating costs in 3Q08 were US$8.06/oz, an 88% increase compared to the $4.29/oz in 3Q07. This was best explained by:

1.	The lower lead and zinc by-product contribution due to lower prices
2.	An increase in diamond drilling (11,505m in 3Q08 vs. 9,065m in 3Q07)
3.	Higher contractor expenses
4.	Higher energy prices

Total royalties paid to the government at Uchucchacua in 3Q08 were US$1.1 million.

At Antapite (100%), total production in 3Q08 was 9,351 ounces of gold, a decrease of 43% compared to 3Q07 (16,486 ounces), mainly due to a 47% decrease in gold grade from 0.38 Oz/ST to 0.20 Oz/ST. Accumulated gold production was 33,759 ounces, a 37% decrease when compared to 2007 (53,544 oz).

Gold cash operating costs in 3Q08 were US$755/oz, a 75% increase when compared to the US$431/oz in 3Q07. This increase was due to:

1.	The lower gold content due to lower grades.
2.	An increase in diamond drilling (9,662m in 3Q08 vs. 6,020m in 3Q07).

Total royalties paid to the government at Antapite in 3Q08 were US$0.2 million.

At Colquijirca (El Brocal) (34.91%), total zinc production was 18,169 MT in 3Q08, a 22% decrease when compared to the 23,318 MT reported in 3Q07 due to a 5% decrease in the ore grade and a 9% decrease in the ore mined (Appendix 2). Total silver production during 3Q08 was 1,263,051 ounces, a 35% decrease when compared to the 1,938,095 ounces reported in 3Q07 due to lower silver grade.

For the nine-month period 2008, total zinc production was 63,018 MT, in-line with the figure reported in the same period of 2007 (62,684 MT). In the case of silver, total production decreased 31% from 5,301,821 ounces in 2007 to 3,651,447 ounces in 2008.

Zinc cash operating costs for 3Q08 were US$30 per MT compared to a negative US$7 per MT in 3Q07, due a decrease in lead and silver contribution.

At Marcapunta, copper production for 3Q08 was 2,109 MT and 5,406 MT for the accumulated period of 2008. Cash cost for 3Q08 were US$3,752/MT of copper.

Total royalties paid to the government at Colquijirca in 3Q08 were US$1.2 million.

Operating Expenses

General and administrative expenses for 3Q08 were US$3.4 million, a 75% decrease compared to the US$13.7 million reported in 3Q07 due to a lower Long-Term Compensation provision (a credit of US$6.5 million). General and administrative expenses for the nine-month period 2008 were US$40.6 million, a 15% increase when compared to the US$35.3 million reported in the same period of 2007.

Exploration Costs in non-operational mining sites

Exploration costs at non-operational mining sites during 3Q08 were US$14.0 million, a 28% increase compared to the US$10.9 million reported in 3Q07. The main efforts were focused at the Marcapunta (US$2.9 million), Mallay (US$2.2 million), La Zanja (US$2.2 million) and El Milagro (US$1.2 million) projects. Exploration costs at non-operating mining sites during the nine-month period 2008 were US$41.2 million, a 31% increase when compared to the same period in 2007 (US$31.3 million).

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2008 Results

Operating Income

Operating income in 3Q08 was US$71.4 million, a 20% decrease compared to the US$88.8 million reported in 3Q07. This result was mainly due to the previously mentioned increase in costs at the Company’s mining operations.

Accumulated operating income for the period was US$266.8 million, a 2% increase when compared to the US$260.9 million reported in the comparable period of 2007.

Share in Affiliated Companies

During 3Q08, Buenaventura’s income from non-consolidated affiliates was US$75.3 million, an increase of 11% when compared to the US$67.8 million reported in 3Q07. This increase is explained by the US$43.7 million contribution from Yanacocha (US$16.7 million in 3Q08) and the US$31.5 million contribution from Cerro Verde (US$50.1 million in 3Q07). Accumulated income from non-consolidated affiliates was US$319.5 million, an increase of 82% compared to the US$175.2 million reported in the comparable period of 2007.

YANACOCHA

At Yanacocha (43.65%), 3Q08 gold production was 448,721 ounces of gold, an increase of 20% when compared to 3Q07 (373,150 ounces). Gold production for the nine-month 2008 period was 1,391,010 ounces, an increase of 27% when compared to the 1,093,910 ounces reported in the comparable period of 2007.

Costs applicable to sales (CAS) at Yanacocha during 3Q08 were US$375/oz, in-line with the figure reported in 3Q07 US$369/oz.

Net income at Yanacocha during 3Q08 was US$100.6 million, a 155% increase when compared to the 3Q07 figure (US$39.5 million). Accumulated net income for 2008 was US$386.4 million, 213% higher than the same period of 2007 (US$123.5 million).

During 3Q08, EBITDA totaled US$196.4 million, an increase of 95% compared to 3Q07 (US$100.8 million). This increase was due to an increase in the volume of gold sold and 26% higher realized gold prices, which increased from US$682/oz in 3Q07 to US$862/oz in 3Q08. EBITDA for the nine-month period 2008 was US$689.9 million, an increase of 129% when compared to the US$300.8 million reported in 2007.

CAPEX for 3Q08 was US$27.0 million.

CERRO VERDE

At Cerro Verde (18.68%), 3Q08 copper production was 78,728 MT, a 1% increase when compared to 3Q07 (77,636 MT). Copper production in the nine-month period 2008 totaled 235,120 MT, 22% higher than the figured reported in the same period of 3Q07 (193,004 MT).

During 3Q08, net income was US$165.5 million, a 37% decrease compared to 3Q07 (US$264.2 million), best explained by lower sales revenue, which decreased 32% from US$601.1 million in 3Q07 to US$411.3 million in 3Q08 due to lower copper prices, specifically a sales revenue adjustment of US$189.8 million to account the final prices of previous quarters sales.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2008 Results

Accumulated 2008 net income was US$818.8 million, a 28% increase compared to the 2007 period (US$639.7 million), while net sales were US$1,809.8 million, an increase of 32% compared to the same period in 2007 (US$1,371.8 million).

CAPEX in 3Q08 totaled US$26.6 million.

Net Income

This quarter, Buenaventura’s net income was US$100.6 million, representing US$0.40 per ADS, in-line with the figure reported in 3Q07 (US$99.9 million or US$0.39 per ADS).

Net income for the nine-month period 2008 was US$159.3 million (US$0.63 per ADS), an increase of 3% when compared to the US$154.7 million (US$0.61 per ADS) reported in the same period of 2007.

Project Development

UCHUCCHACUA

•	The deepening and integration of the Carmen and Socorro mines includes:

Carmen Mine: The deepening of the Master Shaft from level 3,990 to level 3,930. Infrastructure auxiliary work is 81% complete, and is expected to be concluded by 1Q09. The development of level 3,990 to communicate with the Socorro mine is 82% complete, and is expected to be finished by 4Q08.

Socorro Mine: The construction of ramp 626 to reach level 3,920 (1,250 meters) is 50% complete and is expected to be concluded by 1Q09. The development of level 3,990 to communicate with the Carmen mine is 87% complete and is expected to be finished by 1Q09. The work to deepen the Luz Shaft to reach level 3,920 from level 4,060 will begin after the completion of level 3,990.

During 3Q08, total investment was US$1.0 million (accumulated US$10.3 million).

•
The plant expansion from 2,500 STPD to 3,000 STPD includes a 13´x 20´ grinding mill, flotation cells, a 25’ x 10’ thickener and 1 press filter. All equipment has been installed and operations commenced in September 2008. Total investment was US$4.6 million.

ORCOPAMPA

•
The deepening of the Nazareno Shaft from level 3,290 to level 3,230 during 2008, included 28 meters (60 meters) of deepening work, which started in April 2008 and is 47% complete. The construction of ramps 15 and 16 to reach level 3,230 from level 3,290 started in January 2008 and includes 720 meters of drifting. At the end of 3Q08, work is 91% complete.

Accumulated investment during 2008 was US$3.5 million from an estimated investment of US$4.5 million.

•
The deepening of the Prometida Shaft from level 3,440 to level 3,290 (150 meters) commenced in October 2007 and is 63% complete. This project is expected to be concluded in 2Q09. Accumulated investment at the end of 3Q08 was US$2.3 million from a total investment of US$3.8 million.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2008 Results

•
The construction of facilities to treat the old flotation tailings to permit the recovery of approximately 53,000 ounces of gold in 2008 and 2009 was completed in August. Accumulated investment was US$10.9 million.

Board Resolutions

At the Board of Director’s meeting, held October 30, 2008, the Board passed the following resolution:

Declaration of a cash dividend of US$0.09 per share or ADS, to be paid in U.S. dollars on November 26, 2008 to shareholders of record as of November 18, 2008. The ex-dividend date is November 14, 2008.

* * *

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Uchucchacua, Antapite, Julcani, Recuperada and Caraveli). Has controlling interest in two mining companies (CEDIMIN and El Brocal) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 18.68% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

To request a printed version of the Company’s 2007 annual report on 20-F form contact the persons indicated above.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2008 Results

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	34.91	Colquijirca and Marcapunta Project
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	18.68	Cerro Verde

(*)Consolidates
(**) Equity Accounting

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Orcopampa			Antapite			Orcopampa			Antapite
	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%
Ore Milled DST	119,577	121,699	-1.7%	49,648	45,239	9.7%	356,451	357,430	-0.3%	156,583	133,806	17.0%
Ore Grade OZ/ST	0.61	0.60	1.7%	0.20	0.38	-47.2%	0.59	0.58	1.7%	0.23	0.37	-37.4%
Recovery Rate %	95.6%	95.1%		93.9%	95.6%		95.5%	95.7%		94.3%	95.1%
Ounces Produced	73,342	69,983	4.8%	9,351	16,486	-43.3%	205,557	198,788	3.4%	33,759	53,544	-37.0%

	SILVER PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%
Ore Milled DST	230,367	230,507	-0.1%	512,301	560,341	-8.6%	685,621	644,196	6.4%	1,497,596	2,082,355	-28.1%
Ore Grade OZ/ST	14.90	16.50	-9.7%	3.64	5.24	-30.5%	16.10	15.80	1.9%	3.72	4.81	-22.7%
Recovery Rate %	75.3%	70.5%		67.7%	66.2%		74.5%	67.3%		65.5%	74.7%
Ounces Produced	2,583,873	2,685,812	-3.8%	1,263,051	1,938,095	-34.8%	8,382,673	6,860,183	22.2%	3,651,447	5,301,821	-31.1%

	ZINC PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%
Ore Milled DST	230,367	230,507	-0.1%	512,301	560,341	-8.6%	685,621	644,196	6.4%	1,497,596	2,082,355	-28.1%
Ore Grade %	2.33%	1.99%	17.1%	5.57%	5.89%	-5.5%	2.33%	1.62%	43.8%	6.32%	5.75%	9.9%
Recovery Rate %	66.6%	57.2%		70.2%	78.1%		66.6%	62.9%		73.4%	76.3%
ST Produced	3,567	2,436	46.4%	20,028	25,703	-22.1%	9,302	5,096	82.5%	69,466	69,097	0.5%

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2008 Results

APPENDIX 3

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of September, 30 2008 and as of December, 31 2007

	2008	2007
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	498,038	381,612
Short term derivative financial instruments	23,342	2,929
Trade accounts receivable, net	142,434	107,540
Other accounts receivable, net	11,494	7,760
Accounts receivable from affiliates	15,353	14,420
Inventories, net	46,481	35,149
Current portion of prepaid taxes and expenses	38,203	16,032
Total current assets	775,345	565,442

Long - term other accounts receivables	1,460	1,451
Prepaid taxes and expenses	5,786	5,338
Derivative financial instruments	18,538	5,035
Investments in shares	971,206	932,420
Mining rights and property, plant and equipment, net	261,703	244,992
Development cost, net	107,681	84,187
Deferred income tax and workers’ profit sharing asset, net	230,313	141,118
Other assets, net	1,993	1,486
Total assets	2,374,025	1,981,469

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	39,405	24,662
Income tax	4,917	15,349
Other current liabilities	73,687	96,823
Embedded derivatives related to sales of contentrates	12,392	5,984
Current portion of long - term debt	111,509	20,869
Total current liabilities	241,910	163,687

Other long term liabilities	82,731	72,308
Long term debt	303,665	63,250
Deferred income from sale of future production	-	102,008
Total liabilities	628,306	401,253

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 in 2008 (US$14,462,000 in 2007)	750,540	173,930
Investments shares, net of treasury shares of US$142,000 in 2008 (US$37,000 in 2007)	2,019	473
Additional capital	225,978	177,713
Legal reserve	37,679	37,679
Other reserves	269	269
Retained earnings	561,870	1,056,937
Cumulative translation loss	(34,075)	(34,075)
Cumulative unrealized gains on derivative financial instruments	8,895	1,518
Cumulative unrealized gains on investments carried at fair value	125	158
	1,553,300	1,414,602
Minority interest	192,419	165,614
Total shareholders’ equity, net	1,745,719	1,580,216

Total liabilities and shareholders’ equity, net	2,374,025	1,981,469

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2008 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and nine month period ended September 30, 2008 and 2007

	For the three month period		For the nine month period
	ended September, 30		ended September, 30
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating revenues
Net sales	195,330	188,217	611,601	520,476
Royalties income	12,235	7,599	38,577	22,326
Realized income from sales of future production	-	-	-	5,393
Total revenues	207,565	195,816	650,178	548,195

Costs of operation
Costo of sales, net of depreciation and amortization	73,390	48,776	180,944	130,832
Exploration in operation areas	16,880	10,039	40,663	26,784
Depreciation and amortization	14,622	12,425	40,828	35,527
Total costs of operation	104,892	71,240	262,435	193,143
Gross margin	102,673	124,576	387,743	355,052

Operating expenses
General and administrative	3,374	13,725	40,615	35,280
Exploration in non-operation areas	14,005	10,942	41,155	31,324
Royalties	10,454	8,954	26,570	22,123
Selling	3,428	2,162	12,572	5,426
Total operating expenses	31,261	35,783	120,912	94,153
Operating income before unusual item	71,412	88,793	266,831	260,899

Net loss on release of fixed prices component in commercial contracts	-	-	(415,135)	(185,922)

Operating income after unusual item	71,412	88,793	(148,304)	74,977

Other income (expenses), net
Share in affiliated companies, net	75,264	67,758	319,548	175,240
Interest income	4,521	2,443	12,885	7,582
Gain on change in the fair value of gold certificates	-	-	-	5,126
Interest expense	(10,047)	(3,083)	(26,267)	(6,878)
Gain (loss) on currency exchange difference	(3,330)	2,181	(6,238)	2,124
Other, net	3,574	(2,252)	4,050	(5,716)
Total other income(expenses), net	69,982	67,047	303,978	177,478

Income before workers’ profit sharing, income tax and minority interest	141,394	155,840	155,674	252,455

Provision for workers’ profit sharing	(5,690)	(6,183)	12,358	(4,173)
Provision for income tax	(22,427)	(23,545)	41,234	(21,208)
	113,277	126,112	209,266	227,074

Net income attributable to minority interests	(12,692)	(26,221)	(49,923)	-72,371

Net income attributable to Buenaventura	100,585	99,891	159,343	154,703
Basic and diluted earnings per share stated in U.S. dollars.	0.40	0.39	0.63	0.61

Weighted average number of shares outstanding	254,442,328	254,442,328	254,442,328	254,442,328

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2008 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and nine month period ended September 30, 2008 and 2007

	For the three month period		For the nine month period
	ended September, 30		ended September, 30
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	157,966	158,391	577,744	504,631
Dividends received	173,072	-	287,017	21,825
Royalties received	12,308	6,298	37,925	24,147
Interest received	4,080	2,438	12,535	8,107
Settlement of gold certificates	-	-	-	135,189
Value Added Tax recovered	-	6,123	-	13,068
Recoveration of prepayment of income taxes	-	3,629	-	3,629
Release of fixed-price component in sales contracts	-	-	(517,143)	(315,726)
Payments to suppliers and third parties	(63,660)	(49,833)	(214,426)	(149,545)
Payments to employees	(20,271)	(14,986)	(86,591)	(58,560)
Payments for exploration activities	(31,176)	(20,752)	(75,551)	(57,466)
Income tax paid	(5,916)	(16,675)	(36,720)	(72,308)
Payment of royalties	(10,540)	(6,705)	(30,257)	(22,496)
Payments of interest	(6,952)	(1,896)	(18,940)	(3,760)
Acquisition of gold certificates	-	-	-	(66,853)
Net cash and cash equivalents provided by (used in) operating activities	208,911	66,032	(64,407)	(36,118)

Investment activities
Decrease (increase) on time deposit	10,717	8,067	37,481	(37,565)
Collections from sales of equipment	380	107	754	618
Settlement of available-for-sale financial assets	-	-	-	55,714
Constitution of a escrow account	(64,095)	-	(64,095)	-
Additions to mining concessions, property, plant and equipment	(23,993)	(11,520)	(49,826)	(51,616)
Disbursements for development activities	(13,523)	(9,238)	(26,373)	(25,304)
Purchase of investments in shares	(14,813)	(366)	(14,592)	(366)
Other investment activities	(251)	-	(281)	-
Net cash and cash equivalents provided by (used in) invesment activities	(105,578)	(12,950)	(116,932)	(58,519)

Financing activities
Proceeds from long-term debt	-	-	450,000	75,000
Proceeds from bank loans	-	10,237	510,000	55,237
Payments of bank loans	-	(35,000)	(510,000)	(35,000)
Payments of long-term debt	(117,879)	(585)	(118,945)	(901)
Dividends paid	-	-	(30,320)	(47,071)
Dividends paid to minority shareholders of subsidiary	(3,207)	(1,986)	(29,584)	(17,143)
Net cash and cash equivalents provided by (used in) financing activities	(121,086)	(27,334)	271,151	30,122

Increase (decrease) in cash and cash equivalents during the period, net	(17,753)	25,748	89,812	(64,515)
Cash and cash equivalents at beginning of period	410,429	86,337	302,864	176,600
Cash and cash equivalents at period-end	392,676	112,085	392,676	112,085

Compañia de Minas Buenaventura S.A.A.
Third Quarter and Nine-Month 2008 Results

	For the three month period		For the nine month period
	ended September, 30		ended September, 30
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by (used in) operating activities

Net income	100,585	99,891	159,343	154,703
Add (less)
Minority interest	12,692	26,221	49,923	72,371
Depreciation and amortization	22,490	9,718	42,533	26,885
Amortization of development costs	3,896	3,180	11,153	9,981
Long term officers’ compensation *	(6,466)	7,212	7,578	13,304
Embedded derivatives related to sales of contentrates	9,134	-	6,409	-
Loss (gain) on currency exchange differences	3,330	(2,181)	6,238	(2,124)
Accretion expense of the provision for closure of mining units	3,594	1,029	5,632	2,960
Allowance for doubtful trade accounts receivable	-	-	5,372	-
Income from release of fixed-price component in commercial contracts	-	-	(102,008)	(129,804)
Deferred income tax and workers' profit sharing benefit	16,078	(2,199)	(100,757)	(64,783)
Share in affiliated companies, net of dividends received in cash	97,808	(67,758)	(32,531)	(153,415)
Realization of deferred income from sale of future production	-	-	-	(5,393)
Other	1,704	1,019	4,212	1,113

Net changes in operating assets and liabilities accounts
Decrease (increase) of operating assets
Financial assets at fair value through profit or loss (gold certificates)	-	-	-	63,210
Trade accounts receivable	(46,498)	(29,826)	(34,894)	(15,845)
Prepaid taxes and expenses	(2,681)	4,145	(22,618)	5,116
Inventory	2,671	(2,800)	(11,332)	(2,901)
Other accounts receivable	(1,226)	760	(4,251)	(1,895)
Accounts receivable from affiliates	73	(1,247)	(652)	2,130

Increase (decrease) of operating liabilities
Trade accounts payable	7,891	748	14,743	(4,165)
Income tax payable	176	5,757	(10,432)	(7,070)
Other liabilities	(16,340)	12,363	(58,068)	(496)

Net cash and cash equivalents provided by (used in) operating activities	208,911	66,032	(64,407)	(36,118)

(*)This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 30, 2008